UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

American Independence Corp.

(Name of Subject Company)

American Independence Corp.

(Names of Persons Filing Statement)

Common Stock,

par value $0.01 per share

(Title of Class of Securities)

026760405

 (CUSIP Number of Class of Securities)

Teresa A. Herbert

American Independence Corp.

485 Madison Avenue

New York, NY 10022

(212) 355-4141

(Name, address and telephone numbers of person authorized to receive notices and communicationson behalf of the persons filing statement)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (together with the exhibits hereto, the “Schedule 14D-9”) relates is American Independence Corp. (the “Company” or “AMIC”). The address of AMIC’s principal executive office is 485 Madison Avenue, 14th Floor, New York, NY 10022.  The telephone number of AMIC at its principal executive office is (212) 355-4141.

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, $0.01 par value per share (the “Common Stock”), of AMIC.  As of September 1, 2013, there were 8,072,548 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

AMIC, the subject company, is the person filing this Schedule 14D-9.  Its business address and business telephone number are set forth in Item 1 above.  AMIC, a Delaware corporation trading on The NASDAQ Global Market, is an insurance holding company that offers major medical for individuals and families, medical stop-loss, small-group major medical, short-term medical, various supplemental products, pet insurance, and non-subscriber occupational accident and international coverages.

This Schedule 14D-9 relates to the Offer (as defined below) by Independence Holding Company, a Delaware corporation (“Purchaser” or “IHC”), stated in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “Commission”) on September 4, 2013 and amended on September 13, 2013, pursuant to which Purchaser offers to purchase up to 762,640 shares of Common Stock of AMIC at a price of $10.00 per share of Common Stock, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated September 4, 2013 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The address of the principal executive offices of Purchaser is 96 Cummings Point Road, Stamford, CT 06902.

The information described herein concerning Purchaser and its affiliates, and any actions or events with respect to any of them, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

The information contained under the following section of AMIC’s Definitive Proxy Statement on Schedule 14A that was filed with the Commission on April 29, 2013 and amended on May 20, 2013 (as so amended, the “Proxy Statement”) regarding agreements, arrangements and understandings and any actual or potential conflicts of interest between AMIC or its affiliates, on the one hand, and Purchaser or its executive officers, directors or affiliates, on the other hand, is incorporated herein by reference:

"

“Certain Relationships and Related Transactions.”

The Proxy Statement was previously delivered to the stockholders of AMIC and is available at the Internet website maintained by the SEC at www.sec.gov and at AMIC’s corporate website at

www.americanindependencecorp.com free of charge.  The information contained in, accessible from or connected to AMIC’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of AMIC’s filings with the SEC.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation.

After careful consideration of the Offer, including a thorough review of the terms and conditions of the Offer, a special committee (the “Special Committee”) appointed by the board of directors of AMIC (the “AMIC Board”), by unanimous vote of all of its members, determined to express no opinion and remain neutral with respect to the Offer.

Following the meeting of the Special Committee at which the foregoing action was taken, the AMIC Board, based upon the recommendation of the Special Committee, decided by unanimous written consent, dated September 16, 2013, to express no opinion and remain neutral toward the Offer.

Background

Purchaser has been acquiring shares of Common Stock through various means.  In June 2010, the AMIC Board authorized the repurchase of up to 200,000 shares of AMIC’s Common Stock.  The repurchase program may be discontinued or suspended at any time. In November 2012, the AMIC Board increased the number of shares that can be repurchased under the program to a total of 962,886 shares. As of December 31, 2012, 699,784 shares were still authorized to be repurchased under the program. In December 2012, Purchaser had the opportunity to purchase 199,784 shares of AMIC Common Stock from an unaffiliated third party. Since such purchase would have increased its ownership to 81.02%, Purchaser directed this opportunity to AMIC, together with a request for AMIC to approve Purchaser’s ability to acquire up to 90% so it would be able to make purchases if other opportunities arose. On December 27, 2012, the AMIC Board approved the purchase by AMIC of such additional shares of AMIC Common Stock and gave approval to Purchaser to acquire additional shares of AMIC Common Stock; provided that Purchaser’s total ownership of AMIC does not exceed 90% of AMIC’s total outstanding shares.

Beginning in early 2011, Purchaser began acquiring shares of Common Stock in private transactions with large shareholders of AMIC by offering 0.667 shares of IHC common stock in exchange for one share of Common Stock in order to increase its percentage ownership in AMIC, resulting in Purchaser increasing its percentage ownership to approximately 63% of AMIC.

On July 15, 2011, Purchaser commenced an offer to exchange up to 908,085 shares of its common stock for properly tendered and accepted shares of Common Stock (the “Exchange Offer”). For each share of Common Stock accepted in accordance with the terms of the Exchange Offer, Purchaser issued 0.625 of a share of Purchaser’s common stock. The Exchange Offer expired at 5:00 p.m. Eastern Time on Friday, August 12, 2011, at which time 1,109,225 shares of Common Stock were validly tendered and not properly withdrawn, all of which were accepted for exchange by Purchaser. As a result, Purchaser delivered approximately 693,266 shares of its common stock to the exchange agent for distribution to the tendering stockholders.  Following the completion of the Exchange Offer, Purchaser’s total ownership of AMIC was 76%.

As of December 28, 2012, Purchaser’s beneficial ownership of AMIC further increased to 80.55% as a result of the repurchase program.

On August 21, 2013, in-house counsel of Purchaser had a telephone conversation with representatives of Latham & Watkins LLP, legal advisor to Purchaser, regarding a proposed tender offer for shares of Common Stock to increase its ownership interest in AMIC.

On August 23, 2013, the board of directors of Purchaser authorized a tender offer for shares of AMIC Common Stock for cash and determined the maximum ownership percentage of AMIC that Purchaser would seek to acquire.

On August 23, 2013, the AMIC Board received and acknowledged notice of IHC’s intent to initiate a possible tender offer for shares of AMIC Common Stock and later authorized the creation of a special committee composed of three independent AMIC directors.

On August 23, 2013, the AMIC Board formed the Special Committee, the members of which are Messrs. Ronald Simon, Myron Picoult and Edward Bennett (each an independent member of the AMIC Board), to review and consider the Offer in order to determine whether it will recommend to the AMIC Board that it (i) advise the AMIC stockholders to accept or reject the Offer or take another action described by the AMIC Board or (ii) express no opinion and remain neutral toward the Offer or state that it is unable to take a position with respect to the Offer.

On August 23, 2013, the Special Committee engaged separate legal counsel.

On September 4, 2013, Purchaser commenced the Offer.

The Special Committee held meetings via teleconference on August 28, 2013, August 30, 2013, September 6, 2013, September 11, 2013, September 13, 2013 and September 16, 2013 to review and consider, in consultation with its legal advisor, the Offer.

Reasons for the Special Committee’s Determination

The Special Committee determined not to express an opinion and remain neutral toward the Offer because: (i) a stockholder’s decision to accept or reject the Offer is a personal decision and is based on each stockholder’s particular facts and circumstances, including but not limited to the stockholder’s financial position; and (ii) the stockholder should evaluate for itself/himself/herself the potential pros and cons of tendering the stockholder’s shares of AMIC Common Stock in the Offer and the value to the stockholder of accepting a cash price of $10.00, compared to choosing to reject the Offer and retain such shares.  For example, the potential benefits to accepting the Offer could have less of an impact on some stockholders of AMIC than others because of the number of shares of AMIC Common Stock that they hold, the price at which they bought such shares, the tax-status of the person holding such shares, and whether the stockholder is an entity or an individual.  Such potential benefits include, without limitation, the possibility that the stockholders would receive a possible premium for their shares of AMIC Common Stock.

Likewise, some of the potentially negative factors of the Offer could weigh more heavily on some stockholders of AMIC than others.  Such possible negative factors may include (i) the possibility that the proposed transaction could create taxable gains for some stockholders and taxable losses for others based on the original price at which they purchased shares of AMIC Common Stock, and the personal tax situation of a stockholder may cause the stockholder to decide whether to accept or reject the Offer, (ii)

the consummation of the Offer, general market conditions, improvement in the financial condition of AMIC and other factors could cause the price of the AMIC Common Stock to increase beyond that of the cash price being offered and (iii) Purchaser’s increased percentage ownership in AMIC may incentivize Purchaser to direct more of its business flow to AMIC, which could ultimately benefit both Purchaser and AMIC and potentially their respective shareholders.

Because the Special Committee did not find that the potential benefits clearly outweighed the negative factors or that the possible negative factors clearly outweigh the potential benefits, or that the potential benefits and possible negative factors have the same general effect on the stockholders as a whole rather than unique effects on any single stockholder, the Special Committee determined to express no opinion and let the stockholders decide based on their individual circumstances.

Intent to Tender

The AMIC Board is not currently aware, after making reasonable inquiry, that any executive officer, director, affiliate or subsidiary of AMIC intends to (i) tender the shares of Common Stock held of record or beneficially owned by each such person, (ii) sell to a third party shares of Common Stock held of record or beneficially owned by each such person or (iii) hold and not tender the shares of Common Stock of AMIC held of record or beneficially owned by each such person.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

There are no persons or entities or classes of persons or entities that are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the Common Stock of AMIC have been effected during the past 60 days by AMIC or, to the knowledge of AMIC, by any executive officer, director, affiliate or subsidiary of AMIC.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, AMIC is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of AMIC’s securities by AMIC, any of AMIC’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AMIC or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of AMIC or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization, of AMIC.

Item 8.  Additional Information.

No officer of AMIC has any agreement or understanding, whether written or unwritten, with AMIC concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

No modification to the terms or status of any outstanding stock option or any other incentive award shall occur as a result of the Offer.  Under the terms of AMIC’s 2009 Stock Incentive Plan (the “Plan’), upon the occurrence of a “Change in Control” of AMIC, the Compensation Committee of the AMIC Board

shall determine the treatment of outstanding incentive awards under the 2009 Plan.  However, the Offer does not constitute a “Change in Control” as defined in the Plan.

Cautionary Statement about Forward-Looking Statements

The statements included or incorporated by reference in this Schedule 14D-9 relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be identified by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” “projects” and similar expressions.  These statements are based on assumptions and assessments made by AMIC in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although AMIC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.

Exhibits

The information contained in the Exhibit referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.  Exhibits.

The following Exhibit is filed with this Schedule 14D-9:

(e)(1) Excerpts from AMIC’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2013 and amended on May 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Independence Corp.

By:	/s/ Teresa A. Herbert
Name: Teresa A. Herbert Title: Chief Financial Officer and Senior Vice President

Date:	September 18, 2013

EXHIBIT (e)(1)

Excerpts from AMIC’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2013 and amended on May 20, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Messrs. Simon and Picoult served on the Compensation Committee during fiscal year 2012.

Transactions with Related Persons

With Independence Holding Company (“IHC”)

IHC and its wholly owned subsidiaries beneficially own 79% of AMIC’s common stock as of December 31, 2012.

Independence American Insurance Company, a wholly owned subsidiary of AMIC (“Independence American”), has reinsurance treaties with insurance company subsidiaries of IHC pursuant to which these subsidiaries cede premiums to Independence American.  For the year ended December 31, 2012, Independence American assumed premiums of $41,191,000 under these treaties.

A subsidiary of AMIC earns fees relating to premiums it writes on behalf of IHC’s insurance company subsidiaries. These fees amounted to $5,622,000 for 2012.

AMIC and IHC and certain of their respective subsidiaries entered into service agreements pursuant to which one party may charge the other on an hourly or cost basis for services provided by employees of one party to the other. AMIC paid IHC $1,088,000 during 2012 and $229,000 during the first quarter of 2013 under these agreements.  See Note 14 of the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Review, Approval, or Ratification of Transactions with Related Persons

Under Section 5630(a) of the NASDAQ Rules, AMIC is required to conduct an appropriate review on an ongoing basis of all transactions disclosable pursuant to Item 404 of Regulation S-K promulgated by the SEC under the caption “Transactions with Related Persons” for potential conflict of interest situations, and all such transactions must be approved by the Audit Committee or another independent body of the Board.

AMIC’s governance documents specifically prohibit various conflict of interest situations and impose disclosure requirements in connection with any potential conflicts of interest.

The Audit Committee, with the assistance of AMIC’s Corporate Vice President, General Counsel and Secretary, has reviewed and approved each of the related party transactions set forth above.  AMIC is not aware of any transaction reportable under paragraph (a) of Item 404 of Regulation S-K, in respect of 2012, that was not so reviewed and approved.